FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

             Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the period ending June 30, 2009
Commission File Number: 0-28542

                             ICTS International N.V.
                             -----------------------
                 (Translation of registrant's name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  ...X..                  Form 40-F     .....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                             ICTS INTERNATIONAL N.V
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                                        June 30,    December 31,
                                                          2009         2008
                                                       ---------    ------------
                                                          (US $ in thousands)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                            $  3,702      $  3,750
  Accounts receivable, net                               11,724        11,448
  Prepaid expenses and other current assets               1,602         1,373
                                                       --------      --------
Total current assets                                   $ 17,028      $ 16,571

Property and equipment, net                               1,976         1,728
Goodwill                                                    314           314
Restricted cash                                           3,500         3,500
Other receivable - Unites States government               3,000         3,000
Other assets                                                233           283
                                                       --------      --------
Total assets                                           $ 26,051      $ 25,396
                                                       ========      ========

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
  Notes payable - bank                                 $  6,027      $  4,861
  Accounts payable                                        3,952         4,087
  Accrued expenses and other current liabilities         21,479        21,023
  Current liabilities from discontinued operations        3,155         1,898
                                                       --------      --------
Total current liabilities                              $ 34,613      $ 31,869

Convertible notes payable to related party,
  including accrued interest                              8,239         6,072
Other liabilities                                         3,110         3,144
Non current liabilities from discontinued operations        650         7,276
                                                       --------      --------
                                                       $ 11,999      $ 16,492
                                                       --------      --------
Total liabilities                                      $ 46,612      $ 48,361
                                                       ========      ========

SHAREHOLDERS' DEFICIENCY

  Common stock, (Euro) 0.45 par value; 17,000,000
     shares authorized and 6,672,980 shares            $  3,605      $  3,605
     issued; 6,578,100 and 6,528,100 shares
     outstanding as of June 30, 2009 and
     December 31,2008, respectively
  Additional paid-in capital                             20,405        20,655
  Accumulated deficit                                   (36,429)      (38,827)
  Accumulated other comprehensive loss                   (7,553)       (7,499)
                                                       --------      --------
                                                       $(19,972)     $(22,066)
  Treasury stock, at cost; 94,880 shares                   (589)         (899)
                                                       --------      --------
Total shareholders' deficiency                         $(20,561)     $(22,965)
                                                       --------      --------
Total  liabilities and shareholders' equity            $ 26,051      $ 25,396
                                                       ========      ========

                             ICTS INTERNATIONAL N.V
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (US $ in thousands, except share and per share data)
                                   (Unaudited)




                                             Six months ended   Six months ended
                                               June 30, 2009      June 30, 2008
                                             ----------------   ----------------

Revenue                                         $   45,973        $   49,768
Cost of revenue                                     41,111            42,876
                                                ----------        ----------
GROSS PROFIT                                         4,862             6,892
Selling, general and administrative expenses         6,797             7,851
                                                ----------        ----------
OPERATING LOSS                                      (1,935)             (959)
Interest and other financial expenses, net            (424)             (512)
Exchange rate expenses                                 (42)             (340)
Other income, net                                        -               488
                                                ----------        ----------
LOSS BEFORE INCOME TAXES                            (2,401)           (1,323)
Income taxes                                           (12)             (141)
                                                ----------        ----------
LOSS FROM CONTINUING OPERATIONS                     (2,413)           (1,464)
Income  from discontinued operations                 4,811             2,666
                                                ----------        ----------
NET INCOME                                      $    2,398        $    1,202
                                                ==========        ==========


NET INCOME(LOSS) PER SHARE, BASIC AND DILUTED
Continuing operations                           $    (0.37)       $    (0.22)
Discontinued operations                         $     0.74        $     0.40
                                                ----------        ----------
Net earnings per share                          $     0.37        $     0.18
                                                ==========        ==========
Weighted average number of shares outstanding    6,536,433         6,528,100
                                                ----------        ----------


COMPREHENSIVE INCOME
Net income                                      $    2,398        $    1,202
Translation adjustment                                 (54)              221
                                                ----------        ----------
Comprehensive income                            $    2,344        $    1,423
                                                ==========        ==========

                                    Overview
                                    --------

ICTS International, N.V., including its subsidiaries (referred here as the "Company") is a provider of aviation security and other aviation related services through service contracts with airline companies, airport authorities and governments.

The following summary of information represents only the results of the Company from continuing operations unless mentioned otherwise and relates to period of six months ending at June 30, 2009 and to the comparable period ending at June 30, 2008 ("the comparable period"). All amounts are in thousands (U.S Dollars). More detailed information about the 2008 figures can be found in the Company's financial statements for the whole year 2008 which is attached to the Company's 20F form.

Revenue - The aviation industry was negatively affected during the economic
-------
slowdown, which affected also the Company's results. Revenues for the period ended June 30, 2009 were $46.0 million compared to $49.8 million in the first six months of 2008. Revenues from U.S operations decreased by $2.3 million compared to the first six months of 2008. Revenues from the European activities decreased by $1.2 million compared to the comparable period.

Cost of Revenue - Cost of revenue for the period ended June 30, 2009 was $41.1
---------------
million (89.4% as percentage of revenue) compared to $42.9 million (86.2% as percentage of revenue) for the first six months of 2008. During the first half year of 2009, the Company started to operate in Japan and extended its activities in the UK. Those new activities increased the cost of revenue for the first six months in 2009.

Selling, General and Administrative Expenses ("SG&A") - SG&A expenses were $6.8
-----------------------------------------------------
million for the period ended June 30, 2009 (14.8% as percentage of revenue) compared to $7.9 million (15.8% as percentage of revenue) for the comparable period.

Interest and Other Financial Expenses, Net - Interest and other financial
------------------------------------------
expenses, net, include mostly interest and bank charges to banks relating the Company's credit lines. Interest and other financial expenses, net, were $268 for the first six months of 2009 compared to $438 for the comparable period ending June 30, 2008. Interest expenses to related party totaled $180 in the first six months of both 2009 and 2008. Interest income in the first six months of 2009 totaled $24 compared to $136 at the comparable period.

Other Income - Income of $474 in the first six months of 2008 related to
------------
agreement which released the Company from guarantees provided by the Company and which were fully accrued for in the past.

Loss from Continued Operations - As a result of the foregoing, ICTS's loss from
------------------------------
continued operations amounted $2.4 million for the first six months of 2009, compared to $1.5 million loss for the first six months of 2008.

Income from Discontinued Operations - as of December 31, 2008 the Company had an
-----------------------------------
accrual for future rent of the discontinued operations of Explore amounting $7.3 million. During 2009, the Company has reached into an agreement with the landlord of the Explore sites on which ICTS have to pay out the landlord $2.6 million until December 31, 2010. The company updated the liability accordingly, which resulted in profit of $4.7 million only from this transaction.

Net Profit - As a result of the foregoing, ICTS's net profit amounted $2.4
----------
million for the first six months of 2009, compared to $1.2 million profit for the first six months of 2008.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ICTS INTERNATIONAL N.V.

                                                 By: /s/ Avraham Dan
                                                 -------------------
                                                 Avraham Dan, Managing Director

Dated: December 21, 2009